

Mail Stop 3233

July 5, 2018

<u>Via E-mail</u>
Todd C. Buxton
Chief Executive Officer
Alpha Investment Inc.
200 East Campus View Blvd., Suite 200
Columbus, OH 43235

>   **Re: Alpha Investment Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed June 20, 2018**
>   **File No. 333-198772**
>
>   **Form 10-K for the Fiscal Year Ended December 31, 2017**
>   **Filed April 5, 2018**
>   **Form 10-K/A for the Fiscal Year Ended December 31, 2017**
>   **Filed June 20, 2018**
>   **Form 10-Q/A for the Fiscal Quarter Ended March 31, 2018**
>   **Filed June 20, 2018**
>   **File No. 333-198772**

Dear Mr. Buxton:

We have reviewed your amended registration statement, Form 10-K and Form 10-Q and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 8, 2018 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Three months ended March 31, 2018 as compared to three months ended March 31, 2017, page 32

1.   We note that you generated approximately $8,000 in net investment income for the three months ended March 31, 2018 resulting from the amortization of loan origination fees of $430,000, offset by amortization of loan costs of $420,000. Given that these offsetting fees and costs are being amortized over a loan period of five years, explain to us why approximately $8,000 of the $10,000 net unamortized fees was accreted into income over a three month period.

Temporary Equity, page F-15

2.   We note the table provided in response to comment 12. Please revise the table in your amended registration statement and in future periodic reports to present a rollforward of the temporary equity accounts which reconciles the beginning and ending balances of each account.

        You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at (202) 551-3585 or me at (202) 551-3391 with any other questions.

                                        Sincerely,

                                        /s/ Erin E. Martin

                                        Erin E. Martin
                                        Legal Branch Chief
                                        Office of Real Estate and
                                        Commodities

cc: Dale S. Bergman
        Gutierrez Bergman Boulris PLLC